Filed by MCG Capital Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: MCG Capital Corporation (Registration Statement No. 333-204272)

July 2015 PennantPark Floating Rate Capital (“PFLT”) Acquisition of MCG Capital Corporation (“MCGC”) Investor Presentation

2 Forward-Looking Statements Forward-Looking Statements This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that relate to future events, performance or financial condition of PennantPark Floating Rate Capital Ltd. (“PFLT”), MCG Capital Corporation (“MCGC”) and the combined company, management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including the ability of the parties to consummate the transaction described in this presentation on the expected timeline (or at all), the failure of PFLT or MCGC shareholders to approve the proposed merger, the ability to realize the anticipated benefits of the transaction, the effects of disruption on the companies’ business from the proposed merger, the actual premium to adjusted net asset value paid in the merger, if any, the actual market capitalization of the combined company, the effect that the announcement or consummation of the merger may have on the trading price of the common stock of PFLT or MCGC, the combined company’s plans, expectations, objectives, performance, operations and intentions, the amount or timing of any dividends that may be paid by the combined company, the proposal made by HC2 Holdings, Inc. (“HC2”), any regulatory action which may or may not be taken with respect to the proposed merger or the proposal made by HC2, any decision by MCGC to pursue continued operations, a liquidation or an alternative transaction upon the termination of any merger agreement, changes in MCGC’s net asset value in the future, fees and expenses incurred by MCGC in connection with a liquidation, the value of MCGC’s assets in a liquidation, the timeline to complete a liquidation, any changes to MCGC’s listing, registration, management or board of directors in a liquidation, the outcome of any shareholder litigation relating to the transaction or any other litigation to which MCGC is a party, or any other alternative proposed transactions and any potential termination of the merger agreement, the actions of MCGC shareholders with respect to any proposed transactions, and the other factors described from time to time in the companies’ filings with the Securities and Exchange Commission. MCGC undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation. Important Additional Information and Where to Find It This communication is being made in respect of the proposed business combination involving PFLT and MCGC. In connection with the proposed transaction, PFLT has filed with the SEC a Registration Statement on Form N-14 that includes a joint proxy statement of PFLT and MCGC and that also constitutes a prospectus of PFLT. The definitive Joint Proxy Statement/Prospectus will be mailed to shareholders of PFLT and MCGC. INVESTORS AND SECURITY HOLDERS OF PFLT AND MCGC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Proxy Solicitation Investors and security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents filed with the SEC by each of PFLT and MCGC through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents filed with the SEC (when available) can also be obtained on PFLT’s website at www.pennantpark.com or on MCGC’s website at www.mcgcapital.com. PFLT and MCGC and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of PFLT and MCGC in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the PFLT and MCGC shareholders in connection with the proposed acquisition, PFLT’s executive officers and directors and MCGC’s executive officers and directors is set forth in the Registration Statement on Form N-14, filed with the SEC on May 18, 2015, as amended on June 16, 2015. You can obtain free copies of these documents from PFLT and MCGC in the manner set forth above. This presentation does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and declared effective. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of PFLT before investing in its securities.

3 Transaction Rationale Timeline and Process Compelling Merger Partner Conclusion Appendix Table of Contents

4 PFLT Transaction Rationale  PFLT offer price of $4.75 per MCGC share represents a 25% premium from the date announcing exploration of strategic alternatives and 57% premium to 52-week low — Allows for realization of 40%+ stock price return (last twelve months) — ~5% premium to $168MM Adjusted NAV (1), which is primarily cash  Resumption of dividend payments to MCGC shareholders (currently 8.1% PFLT dividend yield)  More than doubles market capitalization, creating more float and liquidity for shareholders  PFLT (a BDC and ’40 Act Company) advised by an experienced manager with proven track record since 2007  Larger asset base enables greater portfolio diversification; mainly comprises senior secured loans and cash (defensive against credit cycle)  PFLT transaction was the result of an extensive auction process and offers a high degree of closing certainty  Protections of the Investment Company Act of 1940 and the tax pass-through benefits of being a Regulated Investment Company (“RIC”) remain in place for shareholders MCGC Board of Directors Unanimously Recommends Shareholders Vote to Approve the Transaction with PFLT Notes 1. Adjusted NAV represents estimated MCGC NAV post-closing expenses

5 PFLT Transaction Summary Aggregate Consideration:  $175 million ($4.747 per MCGC share) Estimated Consideration Mix:  $167 million in PFLT common stock ($4.521 per MCGC share)  $8 million in cash contribution from PennantPark Investment Advisers, LLC (the “Adviser”) ($0.226 per MCGC Share) Exchange Ratio:  Floating, based on value of $4.521 per share of MCGC common stock  PFLT common stock prior to be valued at the greater of NAV (1) and the 10- day volume-weighted average price (“VWAP”) per share of PFLT common stock on the second trading day prior to closing Cash Consideration:  $0.226 per share of MCGC common stock (approximately $8 million in the aggregate), paid by the Adviser  The Adviser will contribute up to an additional $0.25 per PFLT share issued in this transaction to the extent PFLT’s 10-day VWAP as calculated above is less than PFLT NAV (1) Governance:  The Adviser to remain as external manager of the combined company Timing to Close:  MCGC and PFLT shareholder meetings each scheduled for August 14, 2015  Closing expected to occur promptly thereafter if required shareholder approvals are received Required Approvals:  Approval of both MCGC and PFLT shareholders Notes 1. PFLT NAV to reflect estimated $2.4MM in transaction expenses

6 Benefits of Merger With PFLT Attractive, diverse portfolio  $336MM debt portfolio with 8.4% yield invested in 71 companies across 21 different industries; 3.1x cash interest coverage  Floating rate structure to protect against inflation and rising rates with senior secured position offering capital preservation Proven Track Record  Experienced leadership team, operating two publicly-traded BDCs since 2007, with proven ability to successfully manage credit risk  PFLT pays a 8.1% dividend yield (1) and has only increased dividends since inception Shareholder Friendly BDC  One of the lowest operating cost structures relative to asset base  PFLT shareholders benefit from the ’40 Act, including limits on leverage and share issuance below NAV Strong Risk-Adjusted Performance  Since 12/31/2012, PFLT has had a total return of 34% compared to 7% for the Wells Fargo BDC index as of 7/9/2015 Source: PFLT 10-Q (Dated 5/7/2015), PFLT Investor Presentation (Dated 3/31/2015), SNL Financial Notes 1. Based on a $0.095 monthly dividend and closing price on 3/31/2015

7 Transaction Rationale Timeline and Process Compelling Merger Partner Conclusion Appendix Table of Contents

MCG Capital Process Timeline

MCG CAPITAL CORPORATION

2015: February | March | April | May | June | July

February 9
MCGC announced its intent to explore strategic alternatives

February 26
First round deadlines for initial bids; 24 initial bids received

- **Morgan Stanley contacted a total of 103 potential buyers**
- **53 parties ultimately entered into confidentiality agreements**

March 8
MCGC board determined to admit HC2 into the second round

March 9 - 20
MCGC management met with PFLT, HC2, and the other second round bidders

March 24
HC2 submitted a revised letter of intent

April 2
PFLT and HC2 submitted final proposals

April 6 - 27
MCGC board conducted diligence on PFLT and HC2 and determined that a transaction with PFLT was in the best interest of MCGC shareholders

April 28 - 29
Entry into and announcement of definitive merger agreement with PFLT

May 4
Offer letter received from HC2

May 18
PFLT Form N-14 initially filed with the SEC

May 19 - June 23
HC2 submits several revised offers; MCGC publicly provides "roadmap" to address HC2 closing risk. HC2 elects not to present a superior proposal that addresses certainty to close risks

July 9
Current Offers:
- PFLT: $4.75 per share
- HC2: $4.60 per share [1]

Notes
1. Based on HC2 share price of $7.96 as of 7/9/2015 and assumes 20% collar from $11.66 share price based on date of last HC2 pricing communication

8

9 Sale Process and Selection of PFLT  On February 9, 2015, MCGC announced that it intended to pursue strategic alternatives  Morgan Stanley & Co. LLC reached out to a broad group of potential buyers, including BDCs, specialty finance companies, private equity funds, credit funds, and asset managers — 103 parties were contacted  53 parties signed confidentiality agreements and were granted access to a data room  24 parties provided indications of interest in the first round — 13 proposals to acquire MCGC — 11 proposals to become MCGC’s investment adviser • Of the 11 externalization proposals, two offered to contribute assets and one offered a cash premium  Following careful analysis by the MCGC Board of Directors, six parties were invited to the second round  PFLT and HC2 submitted second round bids on April 2, 2015  Negotiations for approximately one month to improve terms  The definitive merger agreement signed on April 28, 2015  MCGC and PFLT shareholder meetings each scheduled for August 14, 2015 Transaction with PFLT 103 Parties Contacted 53 Confidentiality Agreements Signed 24 Initial Bids Received 6 Parties in Second Round 2 Second Round Bids Received

10 Transaction Rationale Timeline and Process Compelling Merger Partner Conclusion Appendix Table of Contents

11 PFLT Advantage  Experienced leadership team with successful track record — Demonstrated ability to manage credit risk — Extensive sourcing, credit, and investment experience  83% of PFLT portfolio is first lien senior secured as of 3/31/2015 — 96% of PFLT portfolio is floating rate (including 91% with a floor) as of 3/31/2015 — PFLT portfolio weighted average cash interest coverage of 3.1x — PFLT portfolio weighted average debt / EBITDA through PFLT security of 4.0x  Income and dividend matching — 8.1% dividend yield (1)  Asset and liability matching — ASC 825 adoption to mark to market the credit facility Source: PFLT 10-Q (Dated 5/7/2015), PFLT Investor Presentation (Dated 3/31/2015) Notes 1. Based on a $0.095 monthly dividend and closing price on 3/31/2015

PFLT Part of an Established Credit Platform

MCG CAPITAL CORPORATION

PennantPark Investment Advisers, LLC

PennantPark Floating Rate Capital

NASDAQ: "PFLT"
IPO Date: April 2011



Subordinated Debt, Common and Preferred Equity
2nd Lien Secured Debt
3%
14%
83%
1st Lien Senior Secured Debt

PennantPark Investment Corporation

NASDAQ: "PNNT"
IPO Date: April 2007



2nd Lien Secured Debt
Common and Preferred Equity
9%
47%
27%
1st Lien Senior Secured Debt
17%
Subordinated Debt

As of 3/31/2015

Established Investment Platform

- PennantPark Investment Advisers founded in 2007
- Deep expertise in the middle market
- Longer investment horizon with attractive publicly traded model
- Funded $4.4Bn in 360 companies since inception across PennantPark entities
- 145 different sponsor clients since inception across PennantPark entities

Value Oriented Investment Philosophy

- Value oriented with a focus on capital preservation
- Disciplined investment approach with strong credit performance
- Proprietary origination, research, and evaluation
- Team approach – institutionalized investment process and relationships
- Established long-term trust with clients and investors

Source: PFLT 10-Q (Dated 5/6/2015), PNNT 10-Q (Dated 5/6/2015), PFLT Investor Presentation (Dated 3/31/2015)

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13 PFLT has a Compelling Track Record 5.00 6.00 7.00 7.50 8.00 8.25 8.50 8.75 9.00 9.50 0 1 2 3 4 5 6 7 8 9 10 Jun-11 Sep-11 Dec-11 Mar-12 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 1% 2% 3% 4% 5% 6% 7% 8% 9% 10% $0 $50 $100 $150 $200 $250 $300 $350 $400 $450 Jun-11 Sep-11 Dec-11 Mar-12 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Total Portfolio Yield on Portfolio Portfolio Size and Debt Yield Monthly Dividends (cents per share) Source: PFLT Investor Presentation (Dated 3/31/2015) Note: Monthly distributions for April, May, and June 2015 were also $0.095 ($ in millions)

14 $0 $50 $100 $150 $200 $250 $300 $350 $400 $450 Jun-11 Sep-11 Dec-11 Mar-12 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Demonstrated Ability to Deploy Capital  PFLT has demonstrated an ability to quickly ramp assets, while maintaining strong credit quality, after equity offerings PFLT Portfolio Size ($ in millions) Ramp after $100MM IPO Ramp after two follow-on offerings Source: PFLT Investor Presentation (Dated 3/31/2015)

15 0 1 2 3 4 5 6 7 OHAI HCAP BKCC HRZN MRCC SCM TCRD MCC WHF SAR FDUS TPVG PNNT TSLX GLAD GARS FSC FULL OFS GAIN CPTA NMFC CMFN FSFR GSBD TICC ABDC GBDC SLRC PFLT TCPC SUNS ACSF 0 10 20 30 40 50 60 70 80 90 OHAI BKCC HRZN SAR OFS WHF CPTA SCM HCAP FSC GLAD MRCC GARS FULL TCRD FDUS TPVG GAIN MCC SLRC PNNT GBDC FSFR CMFN NMFC TICC PFLT TSLX GSBD SUNS ACSF ABDC TCPC PFLT Has a Shareholder Friendly Expense Ratio  PFLT offers MCGC shareholders a friendly expense structure  In terms of non-interest expense efficiencies, PFLT is a leader in the externally managed BDC space as measured by expense ratio and efficiency ratio Expense Ratio Efficiency Ratio (%) Mkt. Cap. Between $500MM and $1Bn Mkt. Cap. Between $200MM and $500MM Mkt. Cap. Less than $200MM Floating Rate Senior Secured Vehicles Expense Ratio = Non-Interest Expenses Average Assets Mkt. Cap. Between $500MM and $1Bn Mkt. Cap. Between $200MM and $500MM Mkt. Cap. Less than $200MM Floating Rate Senior Secured Vehicles Efficiency Ratio = Non-Interest Expenses Net Interest Income Non-Interest Income + Higher Cost Structures Note: Includes all externally-managed BDCs that are paying a regular cash dividend. Excludes BDCs with market capitalizations over $1Bn and those that have not filed financials in 2015 Source: SNL Financial (LTM as of 3/31/15) (%) Higher Cost Structures

16 Overall PFLT Portfolio as of 3/31/2015 Highly Diversified Industry Mix Portfolio Overview Total Portfolio: $336 million Portfolio Mix 96% Floating rate investments (including 91% with a floor) Annualized Dividend Yield of 8.1%(1) Average Investment Size: $4.7 million 71 Different Companies Yield at Cost on Debt Portfolio: 8.4% BANKING, FINANCE, INSURANCE & REAL ESTATE 1% MEDIA: DIVERSIFIED AND PRODUCTION 2% CHEMICALS, PLASTICS AND RUBBER 2% WHOLESALE 3% OTHER 3% (2) ENERGY: OIL AND GAS 3% CONSTRUCTION AND BUILDING 3% CONSUMER GOODS: NON- DURABLE 4% AEROSPACE AND DEFENSE 4% AUTOMOTIVE 5% RETAIL 7% MEDIA: ADVERTISING, PRINTING AND PUBLISHING 7% CONSUMER GOODS: DURABLE 7% HOTEL, GAMING AND LEISURE 8% CONSUMER SERVICES 8% HEALTHCARE AND PHARMACEUTICALS 9% BUSINESS SERVICES 11% HIGH TECH INDUSTRIES 13% SUBORDINATED DEBT, PREFERRED AND COMMON EQUITY 3% 2ND LIEN SECURED DEBT 14% 1ST LIEN SENIOR SECURED DEBT 83% Source: PFLT 10-Q (Dated 5/7/2015), PFLT Investor Presentation (Dated 3/31/2015) Notes 1. Based on a $0.095 monthly dividend and closing price on 3/31/2015 2. Total of 21 industries. “Other” includes: Beverage, Food, and Tobacco / Media: Broadcasting and Subscription / Metals and Mining / Telecommunications

17 Transaction Rationale Timeline and Process Compelling Merger Partner Conclusion Appendix Table of Contents

18 Pro Forma Combined Company Positioned to Succeed  A leader in middle market senior secured loans  An ability to leverage a proven track record of capital preservation and current income for shareholders  Ability to capture more share and become more relevant to its borrowers  Ramp-up in a prudent manner consistent with historical performance and market opportunity  Attractive expense ratio and elimination of duplicative public company costs  Greater liquidity and float for shareholders

19 Transaction Rationale Timeline and Process Compelling Merger Partner Conclusion Appendix Table of Contents

20 3.50 3.80 4.10 4.40 4.70 5.00 MCG Capital Overview Senior Secured Debt 82% Subordinated Secured Debt 18% Common Equity / Equivalents <1% Total Investments: $50MM YTD as of 7/9/2015 MCGC Stock Price Performance Portfolio As of 3/31/2015 1Q CY2015 CY2014 CY2013 Net Inv. Income ($000’s) 1,584 (24,179) (28,594) Net Income ($000’s) 1,299 (20,843) 1,176 Assets ($000’s) 180,918 183,797 513,993 NAV ($000’s) 176,138 178,901 333,954 NAV / Share ($) 4.75 4.69 4.74 Dividends / Share ($) – 0.245 0.500 EOP Common Shares (000s) 37,074 38,136 70,510 $4.52 Condensed Financial Summary Feb. 9 Announced its intent to explore strategic alternatives Apr. 29 Announcement of definitive merger agreement with PFLT Source: MCGC 10-Q (Dated 4/29/2015), MCGC 10-K (Dated 3/2/2015), SNL Financial

21 Tax Attribute Considerations  MCGC has no material Net Operating Losses (NOLs) and ~$234 million of Net Capital Losses, of which ~$175 million do not expire (1)  MCGC’s ability (or the ability of a buyer) to use MCGC’s tax attributes is limited if MCGC had a more than 50% change in ownership — If applicable, tax law limits the use of these attributes. These limits likely apply to MCG. — Three-year look back rule applies to a 50% shift in ownership, including stock repurchases — MCGC repurchased ~45% of the Company in the year leading up to transaction announcement — There have been material shifts in ownership since announcing the tender in 2014 and the merger in 2015 — Ownership change limits apply to MCGC as a standalone entity, regardless of externalization or sale — Non-business assets, including potentially cash, may reduce the starting value for assessing annual limits — Continuation of business enterprise requirement, as well as contraction of business, may also limit value  Test of market value to monetize tax attributes — Each potential buyer provided access to tax attributes — Multiple parties in bidding process engaged independent advisors to assess ability to monetize MCGC’s tax attributes — Feedback was consistent that tax law would likely materially limit the value of these tax attributes (including in an externalization of the manager) Notes 1. As of 3/31/2015